Filed pursuant to Rule 424(b)(3)
Registration No. 333-150071

PROSPECTUS

Star Scientific, Inc.

16,299,940 Shares of Common Stock

This prospectus covers 16,299,940 shares of common stock of Star Scientific, Inc. (“us,” “we” or the “Company”) that may be offered for resale by the selling stockholders named in this prospectus and the persons to whom such selling stockholders may transfer their shares.

These shares of common stock include the resale of:

•	8,149,970 shares of common stock issued by us and sold in private placement transactions to the selling stockholders named herein; and

•	8,149,970 shares of common stock issuable upon exercise of warrants sold by us in private placement transactions to the selling stockholders named herein.

No securities are being offered or sold by us pursuant to this prospectus. The selling stockholders acquired the shares and warrants to which this prospectus relates directly from us in private placement transactions that were exempt from the registration requirements of federal and state securities laws. We will not receive any of the proceeds from the sale of these shares of common stock by the selling stockholders.

Our common stock is traded on the Nasdaq Global Market under the symbol “STSI.” On April 14, 2008, the closing price of one share of our common stock on the Nasdaq Global Market was $1.44 per share.

Investing in our securities involves risk. See “ Risk Factors” beginning on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 14, 2008

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement as if we had authorized it. This prospectus and any accompanying prospectus supplements do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplements constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or any prospectus supplement is delivered or securities are sold on a later date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have tried, whenever possible, to identify these forward-looking statements using words such as “anticipates,” “believes,” “estimates,” “continues,” “likely,” “may,” “opportunity,” “potential,” “projects,” “will,” “expects,” “plans,” “intends” and similar expressions to identify forward looking statements, whether in the negative or the affirmative. These statements reflect our current beliefs and are based upon information currently available to us. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks, uncertainties, factors and contingencies include, without limitation, the challenges inherent in new product development initiatives, particularly in the smokeless tobacco area, the uncertainties inherent in the progress of scientific research, our ability to raise additional capital in the future that is necessary to maintain our business, potential disputes concerning our intellectual property, risks associated with litigation regarding such intellectual property, potential delays in obtaining any necessary government approvals of our low-TSNA tobacco products, market acceptance of our new smokeless tobacco products, competition from companies with greater resources than us, our decision not to join the Master Settlement Agreement, and our dependence on key employees and on our strategic relationships with Brown & Williamson Tobacco Corporation in light of its combination with RJ Reynolds Tobacco Company, Inc., and the impact of potential litigation, if initiated against or by individual states that have adopted the Master Settlement Agreement, which could be materially adverse to us.

See additional discussion under “Risk Factors” in this prospectus, and other factors detailed from time to time in the Company’s other filings with the Securities and Exchange Commission (“SEC”). We undertake no obligation to update or advise upon any such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

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PROSPECTUS SUMMARY

This summary highlights some information contained or incorporated by reference in this prospectus. It may not contain all of the information that is important to you. Important information is incorporated by reference into this prospectus. To understand this offering fully, you should read carefully the entire prospectus, including “Risk Factors” and the other information incorporated by reference in this prospectus. References in this prospectus to “we,” “our,” and “us” shall mean Star Scientific, Inc. and our wholly owned subsidiaries, Star Tobacco, Inc. and Star Pharma, Inc., unless the context indicates otherwise.

OUR COMPANY

We are a technology-oriented tobacco company with a mission to reduce toxins in tobacco leaf and tobacco smoke. We are primarily engaged in:

•

the development, implementation and licensing of our proprietary technology for the curing of tobacco so as to substantially prevent the formation of carcinogenic toxins present in tobacco and tobacco smoke, primarily the tobacco-specific nitrosamines, or TSNAs;

•

the manufacture, sales, marketing and development of very low-TSNA dissolvable smokeless tobacco products that carry enhanced warnings beyond those required by the Surgeon General, including ARIVA® compressed powdered tobacco cigalett® pieces and STONEWALL Hard Snuff®;

•

the licensing of trademarks for certain cigarette brands owned by the Company and, potentially, the sale of cigarette products in the future, although we intend to focus our activities on the sale of our low-TSNA dissolvable smokeless tobacco products, consistent with our previously announced corporate mission to transition from the sale of discount cigarettes to low-TSNA smokeless tobacco products; and

•

the planned development of pharmaceutical products, particularly products that have a botanical, tobacco-based component, to treat tobacco dependence and a range of neurological conditions, including Alzheimer’s disease, Parkinson’s disease, schizophrenia and depression.

Our executive offices are located at 16 South Market Street, Petersburg, Virginia 23803, and our telephone number is
(804) 861-8021. Our Internet address is www.starscientific.com. You may obtain through our Internet website, free of charge, copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and Proxy Statements on Schedule 14A including any amendments to those reports or other information filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. These reports will be available as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. You can also obtain these reports directly from the SEC at their website, www.sec.gov, or you may visit the SEC in person at the SEC’s Public Reference Room at Station Place, 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We will also provide a copy of our Annual Report on Form 10-K upon any written request by a shareholder.

THE OFFERING

We are registering for resale by the selling stockholders: (i) 8,149,970 shares of our common stock issuable upon exercise of the warrants; and (ii) 8,149,970 shares of our common stock, in each case, acquired by the selling stockholders in connection with private placement transactions with the Company that were exempt from the registration requirements of federal and state securities laws. We are also registering for resale any additional shares of common stock which may become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of outstanding shares of common stock.

R ISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated herein by reference from our Annual Report on Form 10-K for the year ended December 31, 2007, and as further updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the price of our common stock and the value of your investment in us.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of the shares of common stock offered by this prospectus. We will pay all expenses of the registration and sale of the shares of common stock, other than selling commissions and fees, stock transfer taxes and fees and expenses, if any, of counsel or other advisors to the selling stockholders. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. However, 8,149,970 shares of common stock offered by this prospectus are issuable in the future upon the exercise of common stock purchase warrants granted by us. If the warrants are fully exercised, we will receive aggregate gross proceeds of approximately $16,299,940. We expect to use proceeds from the exercise of the warrants, if any, for general corporate purposes.

SELLING STOCKHOLDERS

In March 2008, we completed private placements of 8,149,970 shares of common stock and warrants to acquire up to 8,149,970 additional shares of common stock. This prospectus covers the offer and sale by the selling stockholders of up to the total number of shares of common stock issued and issuable to the selling stockholders in connection with the private placements. The private placement transactions were exempt from the registration requirements of the Securities Act, in reliance upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering. The shares and warrants in the private placement transaction were offered and sold only to “accredited investors,” as defined in Regulation D under the Securities Act who represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. In satisfaction of our obligations under the securities purchase and registration rights agreements we entered into with the selling stockholders in connection with the private placements, this prospectus registers the resale of 16,299,940 shares of our common stock, representing the 8,149,970 shares of our common stock and the 8,149,970 shares of our common stock underlying the warrants acquired by the selling stockholders in the private placements. We have agreed to keep the registration statement effective until such date that is the earlier of (i) the date as of which all of the shares of common stock are eligible to be sold without restriction pursuant to Rule 144 (or any successor rule thereto) under the Securities Act or (ii) the date when all of the shares of common stock offered hereby are sold. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

The selling stockholders have not had any position, office or material relationship with us within the past three years.

Because the selling stockholders may sell all, some or none of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. The column showing number of shares owned after the offering assumes that the selling stockholders will sell all of the securities offered by this prospectus. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution.”

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. Beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. Shares of common stock subject to warrants that are currently exercisable or will become exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. The warrants to acquire up to 8,149,970 additional shares of common stock sold to the selling stockholders in the private placement transactions become exercisable in September 2008 and, therefore, are not deemed outstanding for computing the percentage of shares beneficially owned by the persons holding the warrants as of the date of this prospectus. In calculating the shares beneficially owned by each selling stockholder prior to and after the offering, we have based our calculations on 89,637,685 shares of common stock, the number of shares of common stock deemed outstanding as of March 17, 2008.

Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

The following table shows information, as of March 17, 2008, with respect to the selling stockholders and the shares of our common stock, which they beneficially own, that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling stockholders.

Name of Selling Stockholder	Number of Shares of Common Stock and Warrants Owned Prior to the Offering(1)	Maximum Number of Shares to be Sold Pursuant to this Prospectus(2)	Shares Beneficially Owned After Offering
			Number of Shares and Warrants	Percentage of Class
Iroquois Master Fund Ltd(3)	6,298,014	5,298,014	1,000,000	1.1%
PV Partners, LP(4)	9,033,980	2,580,646	6,453,334	7.2%
Tradewinds Master Fund (BVI), Ltd.(5)	9,033,980	2,580,646	6,453,334	7.2%
Feehan Partners, LP(6)	9,033,980	2,580,646	6,453,334	7.2%
JMB LLC(7)	2,140,484	1,935,484	205,000	*
Highbridge International LLC(8)	1,324,504	1,324,504	—	—

Total	36,864,942	16,299,940	20,565,002	22.7%

*	Represents less than 1% beneficial ownership.
(1)	Includes shares of common stock issued and outstanding as of the date of this prospectus and shares of common stock issuable upon exercise of common stock purchase warrants.

(2)	Assumes the selling stockholder sells all of the common stock offered by this prospectus.

(3)	Includes 2,649,007 shares of common stock and 2,649,007 shares of common stock underlying warrants issued in a March 14, 2008 offering. Such warrants become exercisable on September 15, 2008. Joshua Silverman is the Managing Member of Iroquois Master Fund Ltd and has voting and investment power over these shares. Mr. Silverman also has voting and investment power over 1,000,000 shares of common stock underlying warrants previously issued to Iroquois Capital, LP in August 2006. Mr. Silverman disclaims beneficial ownership of the securities held by any of these funds except to the extent of his pecuniary interest therein.

(4)	Includes 1,290,323 shares of common stock and 1,290,323 shares of common stock underlying warrants issued in a March 13, 2008 offering. Such warrants become exercisable on September 14, 2008. Scott P. Peters is the General Partner of PV Partners, LP and has voting and investment power over these shares. Mr. Peters also has shared voting and investment power over 6,453,334 shares held by Tradewinds Investment Management, LP. Mr. Peters disclaims beneficial ownership of the securities held by any of these funds except to the extent of his pecuniary interest therein.

(5)	Includes 1,290,323 shares of common stock and 1,290,323 shares of common stock underlying warrants issued in a March 13, 2008 offering. Such warrants become exercisable on September 14, 2008. Robert W. Scannell is the General Partner of Tradewinds Master Fund (BVI), Ltd. and has voting and investment power over these shares. Mr. Scannell also has shared voting and investment power over 6,453,334 shares held by Tradewinds Investment Management, LP. Mr. Scannell disclaims beneficial ownership of the securities held by any of these funds except to the extent of his pecuniary interest therein.

(6)	Includes 1,290,323 shares of common stock and 1,290,323 shares of common stock underlying warrants issued in a March 13, 2008 offering. Such warrants become exercisable on September 14, 2008. Robert W. Scannell is the General Partner of Feehan Partners, LP and has voting and investment power over these shares. Mr. Scannell also has shared voting and investment power over 6,453,334 shares held by Tradewinds Investment Management, LP. Mr. Scannell disclaims beneficial ownership of the securities held by any of these funds except to the extent of his pecuniary interest therein.

(7)	Includes 967,742 shares of common stock and 967,742 shares of common stock underlying warrants issued in a March 13, 2008 offering. Such warrants become exercisable on September 14, 2008. John J. McKeon is the President of JMB LLC and has voting and investment power over these shares. Mr. McKeon also has voting and investment power over an additional 205,000 shares of common stock held by JMB LLC. Mr. McKeon disclaims beneficial ownership of the securities held by JMB LLC except to the extent of his pecuniary interest therein.

(8)	Includes 662,252 shares of common stock and 662,252 shares of common stock underlying warrants issued in a March 14, 2008 offering. Such warrants become exercisable on September 15, 2008. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held be Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

PLAN OF DISTRIBUTION

We are registering the previously issued 8,149,970 shares of our common stock and 8,149,970 shares of our common stock issuable upon the exercise of warrants to permit the resale of these shares of our common stock by the selling stockholders from time to time after the date of this prospectus. We are registering the common stock to fulfill our obligations under securities purchase and registration rights agreements with the selling stockholders. The registration of the common stock does not necessarily mean that any of the shares will be offered or sold by the selling stockholders under this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.

The selling stockholders and any of their respective pledgees, assignees and successors-in-interest may, from time to time, sell any or all their respective shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange or market distribution in accordance with the rules of the applicable exchange or market;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	in the over the counter market;

•	through options, swaps or derivatives;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all the shares of common stock respectively owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with an underwriter or a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

We are required to pay certain fees and expenses incurred incident to the registration of the shares. We have agreed to indemnify certain of the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for us by Robert E. Pokusa Esq., General Counsel and Secretary of the Company. Mr. Pokusa is the beneficial holder of 289,199 shares of our common stock.

EXPERTS

Aidman, Piser & Company, P.A. (“Aidman Piser”), an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K, for the year ended December 31, 2007, filed on March 17, 2008, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Aidman Piser’s report, given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on March 17, 2008;

•	our Current Report on Form 8-K, filed on January 23, 2008; and

•	the description of our common stock as set forth in our Registration Statement on Form 8-A12B/A, filed on June 21, 2001.

We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering (other than any information that is not deemed filed under the Exchange Act).

To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to Star Scientific, Inc., Attention: Investor Relations, 7475 Wisconsin Avenue, Bethesda, Maryland 20814 (telephone number is (301) 654-8300). The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act and we therefore file periodic reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the Securities and Exchange Commission’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the SEC. The address of the SEC on our Internet site is www.sec.gov. You may also view our filings with the SEC on our internet site at www.starscientific.com.

This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act with respect to the securities. As permitted by the SEC’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the SEC, at the public reference facilities maintained by the SEC in Washington, D.C.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement or as an exhibit to our Exchange Act filings, each such statement being qualified in all respects by such reference.

STAR SCIENTIFIC, INC.

16,299,940 SHARES OF COMMON STOCK

PROSPECTUS

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. Neither we nor the selling stockholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or document incorporated by reference is accurate as of any date other than the date on the front of the relevant document.